Exhibit (a)(1)(I)

September 30, 2009

Dear Fellow Shareholders:

As we have previously announced, on September 18, 2009, Odyssey Re Holdings Corp. (the “Company” or “OdysseyRe”), Fairfax Financial Holdings Limited (“Fairfax”) and Fairfax Investments USA Corp., a wholly-owned subsidiary of Fairfax (“Merger Sub”), entered into a definitive merger agreement pursuant to which Merger Sub agreed to commence a tender offer to acquire all of the outstanding shares of common stock of OdysseyRe (the “Shares”) not owned by Fairfax and its subsidiaries for $65.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”). Pursuant to the terms of the merger agreement and the tender offer, which Merger Sub commenced on September 23, 2009, the tender offer will expire at 12:00 midnight, New York City time on October 21, 2009, unless extended. The tender offer is subject to the condition that a majority of the total number of Shares not owned by Fairfax, its subsidaries, and directors and executive officers of OdysseyRe, Fairfax and Merger Sub be validly tendered and not withdrawn prior to the expiration time and certain other customary conditions.

Following the consummation of the tender offer and subject to the satisfaction or waiver of certain customary closing conditions contained in the merger agreement, Merger Sub will merge with and into OdysseyRe (the “Merger”) and OdysseyRe will continue as the surviving corporation. Upon consummation of the Merger, the remaining holders of issued and outstanding Shares (other than shareholders who properly exercise appraisal rights under Delaware law) will be entitled to receive the Offer Price for each Share held. Following the Merger, the Company’s preferred stock will remain outstanding.

Each of a Special Committee comprised solely of independent directors of OdysseyRe and, based upon the unanimous recommendation of the Special Committee, the Board of Directors of OdysseyRe, has determined that the tender offer and the Merger are fair to and in the best interests of OdysseyRe and its shareholders. The Board of Directors of OdysseyRe, based upon the unanimous recommendation by the Special Committee, recommends that the Company’s holders of Shares (1) tender their Shares pursuant to Merger Sub’s tender offer and (2) vote or consent to approve and adopt the merger agreement if it is submitted for their approval and adoption.

In arriving at its recommendation, the Special Committee and the Board of Directors of OdysseyRe considered a number of factors. Those factors are discussed in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

OdysseyRe Holdings Corp.	•	300 First Stamford Place, Stamford, CT 06902	•	Phone: (203) 977-8000	•	Fax: (203) 965-7960	•	www.odyssere.com

In addition, on September 23, 2009, Merger Sub mailed to holders of Shares its offer to purchase, letter of transmittal and certain related documents, which set forth in full the terms and conditions of its tender offer and provide information as to how to tender your shares in the tender offer. These documents may also be obtained, free of charge, at the SEC’s web site at www.sec.gov. We urge you to read these documents and to consider the information set forth therein and set forth in the attached Solicitation/Recommendation Statement carefully. If you have any questions regarding the tender offer or the Merger or how to tender your shares, please contact Innisfree M&A Incorporated, Merger Sub’s information agent for the offer, at 1-877-750-9499 (toll-free in the United States or Canada) or at (212) 750-5833 (banks and brokers), for assistance.

We thank you for the support you have given to OdysseyRe over the years.

Sincerely,

Patrick W. Kenny
Chairman of the Special Committee of the
Board of Directors

Andrew A. Barnard
President and Chief Executive Officer